Exhibit (a)(1)(J)

SUPPLEMENT DATED FEBRUARY 3, 2011

TO THE OFFER TO PURCHASE DATED JANUARY 18, 2011
AND THE RELATED LETTER OF TRANSMITTAL

HOLLYWOOD MEDIA CORP. HAS AMENDED ITS
OFFER TO PURCHASE FOR CASH

And is Now Offering to Purchase
Up to 8,000,000 Shares of its Common Stock
at a Purchase Price of $2.05 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 18, 2011, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

Hollywood Media Corp., a Florida corporation (the “Company,” “Hollywood Media,” “we,” “our,” or “us”), has amended is tender offer to purchase shares of its common stock, $.01 par value per share (“common stock”), previously set forth in the offer to purchase dated January 18, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal. Hollywood Media is now offering to purchase up to 8,000,000 shares of its common stock, at a price of $2.05 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal (which together, as amended and supplemented by this Supplement and as they may be further amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer.  The information set forth below should be read in conjunction with the Offer to Purchase and the related Letter of Transmittal.  Terms defined in the Offer to Purchase but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered.  The Offer is, however, subject to other conditions.  See below and Section 7 of the Offer to Purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document.  Any representation to the contrary is a criminal offense.

February 3, 2011

IMPORTANT

If you desire to tender all or any portion of your shares, you should either (1)(a) complete and sign the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions to the Letter of Transmittal, have your signature thereon guaranteed if Instruction 1 to the Letter of Transmittal so requires, mail or deliver the Letter of Transmittal, or facsimile thereof, together with any other required documents, including the share certificates, to the Depositary (as defined herein) or (b) tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, or (2) request that your bank, broker, dealer, trust company or other nominee effect the transaction for you.  If you have shares registered in the name of a bank, broker, dealer, trust company or other nominee you must contact that institution if you desire to tender those shares.

If you desire to tender shares and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

To properly tender shares, you must validly complete the Letter of Transmittal.

Our Board of Directors has approved the making of the Offer.  A special committee of our Board of Directors (comprised of two of our directors, Harry T. Hoffman and Robert D. Epstein, who have advised us that, as of February 3, 2011, they do not intend to tender shares in the Offer) determined the purchase price for the shares.  However, neither we nor our Board of Directors, any committee or members of our Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares, and we have not authorized any person to make any such recommendation.  You must decide whether to tender your shares and, if so, how many shares to tender.  In doing so, you should read and evaluate carefully the information in this Supplement, in the Offer to Purchase (as amended and supplemented by this Supplement), and in the related Letter of Transmittal (as amended and supplemented by this Supplement), including our reasons for making the Offer, and should discuss whether to tender your shares with your broker or other financial or tax advisor.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, at its address and telephone number set forth on the back cover page of this Supplement and the Offer to Purchase.  Requests for additional copies of this Supplement, the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.

We are not making the Offer to, and will not accept any tendered shares from, shareholders in any U.S. state where it would be illegal to do so.  However, we may, at our discretion, take any actions necessary for us to make this Offer to shareholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer.  You should rely only on the information contained in this Supplement, the Offer to Purchase (as amended and supplemented by this Supplement), the related Letter of Transmittal (as amended and supplemented by this Supplement) or other information to which we have referred you.  We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Supplement, the Offer to Purchase and the related Letter of Transmittal.  If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Information Agent or the Depositary.

THE FOLLOWING INFORMATION AMENDS AND SUPPLEMENTS
THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE AND
THE RELATED LETTER OF TRANSMITTAL:

Questions and Answers

How has Hollywood Media amended and supplemented the Offer?

We have amended and supplemented the Offer to reduce the number of shares of common stock that we are offering to purchase (from 9,000,000 shares to 8,000,000 shares), increase the purchase price for shares tendered in the Offer (from $2.00 per share to $2.05 per share (less any applicable withholding taxes and without interest)), extend the expiration time of the Offer (from Tuesday, February 15, 2011, at 5:00 p.m., New York City time, to Friday, February 18, 2011, at 5:00 p.m., New York City time), and to provide shareholders with the additional information included in this Supplement.

Why did Hollywood Media reduce the number of shares it is offering to purchase in the Offer?

We reduced the number of shares we are offering to purchase in the Offer in order to preserve more cash in connection with a payment we expect to make to Key Brand Entertainment Inc. pursuant to the post-closing working capital adjustment under the Purchase Agreement (as defined below).

Why did Hollywood Media increase the purchase price it is offering to pay for shares tendered in the Offer?

We increased the purchase price we are offering to pay for shares tendered in the Offer in light of the current market price of the shares and the reduction in the number of shares we are offering to Purchase in the Offer.

Why did Hollywood Media extend the Expiration Time of the Offer?

We extended the Expiration Time of the Offer to ensure that the Offer would remain open for at least ten business days after we reduced the number of shares we are offering to purchase in the Offer and increased the purchase price we are offering to pay for shares tendered in the Offer.  For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Who is offering to purchase my shares?

The Company is offering to purchase up to 8,000,000 shares of its common stock, par value $.01 per share.

What will the purchase price for the shares be and what will be the form of payment?

The purchase price for the shares will be $2.05 per share (less any applicable withholding taxes and without interest).  If your shares are purchased in the Offer, we will pay you the purchase price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer.

How many shares will the Company purchase in the Offer?

We will purchase up to 8,000,000 shares in the Offer (representing approximately 25.66% of our outstanding shares as of January 31, 2011), or if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn.  If more than 8,000,000 shares are properly tendered, we will purchase all shares properly tendered on a pro rata basis, except for conditional tenders whose condition was not met, which we will not purchase (except as described in Section 6 of the Offer to Purchase (as amended and supplemented by this Supplement) and “What happens if more than 8,000,000 shares are tendered?” below).  We also expressly reserve the right to purchase additional shares, up to 2% of our outstanding shares (approximately 623,581 shares, based on 31,179,066 shares of our common stock issued and outstanding as of January 31, 2011), without extending the Offer, and could decide to purchase more shares, subject to applicable legal requirements.

What happens if more than 8,000,000 shares are tendered?

If more than 8,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn prior to the Expiration Time, we will purchase shares:

•	first, from all shareholders who properly tender shares, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied); and

•
second, only if necessary to permit us to purchase 8,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible.  To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the proration and conditional tender provisions described above, we may not purchase all of the shares that you tender.

After the Offer expires, if more than 8,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally.  If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified in any conditional tender, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph).  All shares tendered by a shareholder subject to a conditional tender and regarded as withdrawn as a result of proration will, subject to the following paragraph, be returned at our expense, promptly after the Expiration Time.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary.  If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 8,000,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 8,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law).  In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular shareholder as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased.  To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

We will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer promptly after the expiration of the Offer.  The preliminary results of any proration will be announced by press release promptly after the expiration of the Offer.  After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 14 of the Offer to Purchase, the number of shares that we will purchase from a shareholder under the Offer may affect the U.S. federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares.

Has the Company or its Board of Directors adopted a position on the Offer?

Our Board of Directors approved the use of $16.4 million (plus fees and expenses) to purchase shares in the Offer.  A special committee of our Board of Directors (comprised of two of our directors, Harry T. Hoffman and Robert D. Epstein, who have advised us that, as of February 3, 2011, they do not intend to tender shares in the Offer) determined the purchase price for the shares (and therefore the number of shares to offer to purchase).  However, neither we nor our Board of Directors, any committee or member of our Board of Directors, the Information Agent or the Depositary makes any recommendation to you as to whether you should tender or refrain from tendering your shares.  You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.  In so doing, you should read carefully the information in this Supplement, the Offer to Purchase (as amended and supplemented by this Supplement) and in the related Letter of Transmittal (as amended and supplemented by this Supplement), including our reasons for making the Offer.

How will the Company pay for the shares?

Assuming that the maximum of 8,000,000 shares are tendered in the Offer at a price of $2.05 per share, the aggregate purchase price will be approximately $16.4 million.  We expect that expenses for the Offer will be approximately $100,000.  We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable to the Offer primarily from cash and cash equivalents on hand.  As of January 31, 2011, we had approximately $26.8 million in cash and cash equivalents.  The Offer is not separately conditioned upon the receipt of financing.  The Offer is, however, subject to other conditions.  See Section 7 of the Offer to Purchase.

What is the purpose of the Offer?

On December 15, 2010, we completed the sale of our Broadway Ticketing Division, through the sale of all of the outstanding capital stock of Theatre Direct NY, Inc. (“Theatre Direct”) to Key Brand Entertainment Inc. (“Key Brand”), as contemplated by that certain Stock Purchase Agreement, dated as of December 22, 2009, between the Company and Key Brand (as amended, the “Purchase Agreement”).  In connection with the sale of our Broadway Ticketing Division:

•	we received $20.5 million in cash (subject to a working capital adjustment);

•
Theatre Direct, Key Brand, and the Company entered into that certain Second Lien Credit, Security and Pledge Agreement, dated as of December 15, 2010 (the “Credit Agreement”), pursuant to which the Company made an $8.5 million loan to Key Brand at an interest rate of 12% per annum, which loan matures on December 15, 2015 and is secured on a second lien basis by all stock and assets of Theatre Direct and its subsidiaries;

•
Theatre Direct issued us a warrant to purchase 5% of the outstanding shares of common stock of Theatre Direct as of the closing date on a fully diluted basis at an exercise price of $.01 per share (the “Warrant”); and

•	Key Brand assumed $1.6 million of liabilities associated with employment agreements with certain employees of Theatre Direct.

In addition, we are entitled to receive earnout payments of up to $14.0 million contingent upon Theatre Direct and its subsidiaries achieving certain revenue targets during the period from the closing date through the end of the tenth full fiscal year of Theatre Direct following the closing date as set forth in the Purchase Agreement.

As of January 31, 2011, we had approximately $26.8 million in cash and cash equivalents.  We will use a portion of our cash and cash equivalents to fund the Offer.  We will also use a portion of our cash and cash equivalents to pay Key Brand the post-closing working capital adjustment under the Purchase Agreement.  Our Board of Directors believes that purchasing shares of our common stock in the Offer represents a superior alternative to other available uses of the funds required for the Offer.  The Offer represents an opportunity for us to return capital to our shareholders who elect to tender their shares.  Additionally, shareholders who do not participate in the Offer will automatically increase their relative ownership percentage interest in Hollywood Media at no additional cost to them.  The Offer also provides shareholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.  In addition, the Offer provides our shareholders with an efficient way to sell their shares without incurring brokers’ fees or commissions.  See Section 2 of the Offer to Purchase (as amended and supplemented by this Supplement).

Will the Company’s directors and executive officers tender shares in the Offer?

The following directors and executive officers of the Company have advised us that, as of February 3, 2011, they intend to tender in the Offer up to the respective maximum numbers of shares indicated: Mitchell Rubenstein, our Chairman and Chief Executive Officer, up to 1,122,790 shares; Laurie S. Silvers, our Vice-Chairman, President and Secretary, up to 693,540 shares; Stephen Gans, one of our directors, up to 3,150,753 shares; and Scott Gomez, our Chief Accounting Officer, up to 50,016 shares.  Our other directors and executive officers have advised us that, as of February 3, 2011, they do not intend to tender shares in the Offer.  The above information regarding potential tenders by our directors and executive officers represents the Company’s understanding of their current intent.  The number of shares, if any, to be tendered by each of our directors and executive officers will be determined by the individual in his or her sole discretion.  There can be no assurance that the persons described above will in fact tender the number of shares indicated, nor can there be any assurance that our other directors or executive officers will not decide to tender shares.  Directors and executive officers of the Company who choose to tender shares in the Offer will be treated by the Company in the same manner as all other tendering shareholders.

What is the market price of my shares?

The shares are traded on the NASDAQ Global Market under the symbol “HOLL.”  The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by the NASDAQ Global Market based on published financial sources.

	High	Low

Year Ended December 31, 2009:
First Quarter	$1.14	$0.56
Second Quarter	$1.70	$0.75
Third Quarter	$1.76	$1.38
Fourth Quarter	$1.75	$1.03
Year Ended December 31, 2010:
First Quarter	$1.57	$1.10
Second Quarter	$1.4299	$1.05
Third Quarter	$1.24	$1.02
Fourth Quarter	$1.708	$1.11
Year Ending December 31, 2011:
First Quarter (through February 2, 2011)	$1.97	$1.51

On February 2, 2011, the last full trading day before the date of this Supplement, the last sale price of our shares reported on the NASDAQ Global Market was $1.94 per share.  You are urged to obtain current market quotations for the shares before deciding whether to tender your shares.

When will the Company pay for the shares I tender?

We will pay the purchase price, less any applicable withholding taxes and without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment.  We will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer promptly after the expiration of the Offer.

What are the conditions to the Offer?

All of the conditions to the Offer set forth in Section 7 of the Offer to Purchase remain conditions to the Offer.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes.  You may withdraw any shares you have tendered (including any shares you have tendered prior to the date of this Supplement) at any time before 5:00 p.m., New York City time, on Friday, February 18, 2011, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended.  If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after Wednesday, March 16, 2011.

If I already tendered my shares in the Offer, do I have to do anything now?

No.  Shareholders who validly tendered their shares previously and have not withdrawn them do not have to take any further action (unless they wish to withdraw their previously tendered shares).

What are Hollywood Media’s preliminary financial results for the fourth quarter and year ended December 31, 2010?

On February 3, 2011, we filed with the Commission a Current Report on Form 8-K setting forth our preliminary unaudited balance sheet and statement of operations as of and for the three months and year ended December 31, 2010, and such Current Report on Form 8-K (including the exhibit to such Current Report on Form 8-K) is hereby incorporated by reference into this Supplement.  Copies of the Current Report on Form 8-K we filed with the Commission on February 3, 2011 may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 of the Offer to Purchase with respect to information incorporated by reference into the Offer to Purchase.

Who can I talk to if I have questions?

If you have any questions regarding the Offer, please contact Innisfree M&A Incorporated, the Information Agent for the Offer.  Contact information for the Information Agent is set forth on the back cover of this Supplement and the back cover of the Offer to Purchase.

FORWARD LOOKING STATEMENTS

This Supplement contains both historical and forward-looking statements.  All statements other than statements of historical fact are, or may be, forward-looking statements.  For example, statements concerning projections, predictions, expectations, estimates or forecasts and statements that describe our objectives, future performance, plans or goals are, or may be, forward-looking statements.  These forward-looking statements reflect management’s current expectations concerning future results and events and can generally be identified by the use of expressions such as “may,” “will,” “should,” “could,” “would,” “likely,” “predict,” “potential,” “continue,” “future,” “estimate,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” and other similar words or phrases, as well as statements in the future tense.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements.  The following important risks and uncertainties could affect our future results, causing those results to differ materially from those expressed in our forward-looking statements:

•	the possible effect of the Offer and the transactions contemplated thereby on our customer and supplier relationships, operating results, and business generally;

•	the outcome of any legal proceedings that may be instituted against us and others related to the Offer or the transactions contemplated thereby or as a result thereof;

•
the possibility of our common stock being delisted from the NASDAQ Global Market and not qualifying for trading on another exchange or market (such as the NASDAQ Capital Market, the NYSE Amex (formerly the American Stock Exchange) or the over-the-counter market);

•	the unpredictability of our future revenues, expenses and cash flows;

•	the unpredictability of our stock price;

•	the possibility of not receiving payments pursuant to the Credit Agreement and the potential earnout under the Purchase Agreement;

•	the timing and amount of the payments we receive pursuant to the Credit Agreement and the potential earnout under the Purchase Agreement;

•	our ability to exercise or put the Warrant; and

•	the other risks and uncertainties described in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2009.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements.  Other factors, including unknown or unpredictable ones, also could have material adverse effects on our future results.

The forward-looking statements included in this Supplement are made only as of the date of this Supplement. Except as required by applicable law or regulation, we do not undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

MISCELLANEOUS

We are not aware of any U.S. state where the making of the Offer is not in compliance with applicable law.  If we become aware of any U.S. state where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law.  If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such U.S. state.

Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer.  The information set forth in this Supplement should be read in conjunction with the Offer to Purchase and the related Letter of Transmittal.

We have filed with the Commission an Issuer Tender Offer Statement on Schedule TO dated January 18, 2011 and an Amendment No. 1 to Schedule TO dated February 3, 2011 (collectively, the “Schedule TO”).  The Schedule TO, including the exhibits and any amendments and supplements thereto, contains additional information with respect to the Offer.  We may file additional amendments or supplements to the Schedule TO.  The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 of the Offer to Purchase with respect to information concerning us.

You should only rely on the information contained in this Supplement, the Offer to Purchase (as amended and supplemented by this Supplement), the related Letter of Transmittal (as amended and supplemented by this Supplement) or other information to which we have referred you.  We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer.  We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Supplement, the Offer to Purchase (as amended and supplemented by this Supplement) or the related Letter of Transmittal (as amended and supplemented by this Supplement).  If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Information Agent or the Depositary.

Please direct any questions or requests for assistance and any requests for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth on the back cover of this Supplement.  Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

February 3, 2011

SUPPLEMENT DATED FEBRUARY 3, 2011

TO THE OFFER TO PURCHASE DATED JANUARY 18, 2011
AND THE RELATED LETTER OF TRANSMITTAL

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission (for eligible institutions only):	By Overnight Courier or Hand Delivery:
American Stock Transfer & Trust Company, LLC Attention: Reorganization Department P.O. Box 2042 New York, NY 10272	American Stock Transfer & Trust Company, LLC Attention: Reorganization Department Facsimile: 718-234-5001 To confirm: 877-248-6417	American Stock Transfer & Trust Company, LLC Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance or for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below.  You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

Shareholders call toll-free: 1-888-750-5834
Banks and Brokers call collect: 212-750-5833